SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WARP TECHNOLOGY HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

93464-M-204

(CUSIP Number)

Adam Blonsky
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL 60062
(847) 559-0060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Capital Master, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000* (See Item 4 and 5)

	8.	Shared Voting Power 2,000,000* See Item 4 and 5

	9.	Sole Dispositive Power 2,000,000* (See Item 4 and 5)

	10.	Shared Dispositive Power 2,000,000* See Item 4 and 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.1%**

14.	Type of Reporting Person (See Instructions) OO

* Only includes shares of Common Stock owned by Crestview. As described herein, certain other securities of the Issuer held by the filing person contain 9.99% ownership limitations.

** Based upon 5,110,655 shares of Common Stock outstanding as of January 31, 2005, which is the sum of (i) 3,110,655 shares of Common Stock outstanding as of January 31, 2005, as reported in the Issuer’s Schedule 14C filed on March 11, 2005 and (ii) 2,000,000 shares of Common Stock underlying currently convertible securities held by Crestview.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crestview Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000* (See Item 4 and 5)

	8.	Shared Voting Power 2,000,000* See Item 4 and 5

	9.	Sole Dispositive Power 2,000,000* (See Item 4 and 5)

	10.	Shared Dispositive Power 2,000,000* See Item 4 and 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.1%**

14.	Type of Reporting Person (See Instructions) OO

* Only includes shares of Common Stock beneficially owned by Crestview. As described herein, certain other securities of the Issuer held by the filing person contain 9.99% ownership limitations.

** Based upon 5,110,655 shares of Common Stock outstanding as of January 31, 2005, which is the sum of (i) 3,110,655 shares of Common Stock outstanding as of January 31, 2005, as reported in the Issuer’s Schedule 14C filed on March 11, 2005 and (ii) 2,000,000 shares of Common Stock underlying currently convertible securities held by Crestview.

This Schedule 13D (“Schedule 13D”) is being filed by Crestview Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC (“Crestview Partners”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.00001 par value per share (the "Common Stock"), of Warp Technology Holdings, Inc. (the “Company” or the “Issuer”), a corporation organized under the laws of the State of Nevada.  The address of the Issuer’s principal executive offices is 200 Railroad Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2. Identity and Background

(a)     This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. The Reporting Persons are making a joint filing due solely to (i) the ownership by Crestview of more than 5% of the Common Stock, (ii) the beneficial ownership of shares of Common Stock by Crestview Partners and (iii) the relationships among the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

(b)     The business address for each of the Reporting Persons is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c)     The principal business of each Reporting Person is purchasing, selling, trading and investing in securities.

(d)     No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship

 Crestview: Delaware
 Crestview Partners: Delaware

Item 3. Source and Amount of Funds or Other Consideration

Crestview:

(i)     On January 31, 2005, Crestview was issued a Subordinated Secured Promissory Note of the Company which is convertible into 2,000,000 shares of Common Stock at a conversion price of $1.00 and which matures on January 31, 2007. The source of funds used by Crestview to purchase such Promissory Note was working capital. No additional cash consideration is required to be paid upon the conversion of such Promissory Note.

(ii)    On January 31, 2005, Crestview was issued Series C Convertible Notes of the Company, which are convertible at a later date (upon the filing of a Certificate of Designation and the receipt of certain approvals which are not within the Reporting Persons’ control) into 2,000,000 shares of Series C Preferred Stock and 2,000,000 Common Stock purchase warrants and which matures on March 17, 2005. At such later date, the Series C Preferred Stock is convertible into shares of Common Stock at a conversion price of $1.00. The source of funds used by Crestview to purchase such Notes was working capital. No additional cash consideration is required to be paid upon the conversion of Series C Notes.

(iii)    On January 31, 2005, Crestview was issued a Common Stock Purchase Warrant to purchase up to 2,000,000 shares of Common Stock with an exercise price of $1.25 per share and an expiration date of January 31, 2010. Unless done by means of a cashless exercise, cash consideration is required to be paid upon the exercise of such warrants and the source of such funds used by Crestview to exercise such warrants will be working capital. Such warrants contains a beneficial ownership limitation on exercise, whereby such securities cannot be exercised to the extent that such exercise would result in, together with other securities of the Issuer held by Crestview, in Crestview beneficially owning in excess of 9.99% of the outstanding Common Stock. As such, the warrants are currently not exercisable until such time as Crestview’s beneficial ownership is reduced to below 9.9% of the Company’s issued and outstanding Common Stock.

(iv)    On January 31, 2005, Crestview was issued a Common Stock Purchase Warrant to purchase up to 779,562 shares of Common Stock with an exercise price of $1.25 per share and an expiration date of January 31, 2010. Unless done by means of a cashless exercise, cash consideration is required to be paid upon the exercise of such warrants and the source of such funds used by Crestview to exercise such warrants will be working capital. Such warrants contains a beneficial ownership limitation on exercise, whereby such securities cannot be exercised to the extent that such exercise would result in, together with other securities of the Issuer held by Crestview, in Crestview beneficially owning in excess of 9.99% of the outstanding Common Stock. As such, the warrants are currently not exercisable until such time as Crestview’s beneficial ownership is reduced to below 9.9% of the Company’s issued and outstanding Common Stock.

Item 4. Purpose of Transaction

The purpose of this Schedule 13D is to report the transactions described in Item 3 above. All securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes.

The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer

(a)     Crestview Partners serves as the investment manager or general partner of Crestview, and as such has been granted investment discretion over investments including the Common Stock owned by Crestview. As a result of its role as investment manager to Crestview, Crestview Partners may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crestview. However, Crestview Partners does not (except indirectly as the general partner of Crestview) have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaims any ownership associated with such rights. Currently, Stewart Flink, Robert Hoyt, Daniel Warsh and Steven Halpern, in their capacity as managers of Crestview Partners, have delegated authority regarding the portfolio management decisions of Crestview Partners with respect to the Common Stock owned by Crestview. None of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Flink, Hoyt, Warsh and Halpern may be deemed to be the beneficial owners of Common Stock held by Crestview. However, neither of Messrs. Flink, Hoyt, Warsh and Halpern has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaim beneficial ownership of such shares of Common Stock. For purposes of this statement, each Reporting Person is reporting that:

(i)
Crestview. Crestview is the beneficial owner of 2,000,000 shares of Common Stock (excluding shares underlying the Common Stock Purchase Warrant that has a 9.9% beneficial ownership limitation as described above), which, to Crestview’s knowledge, represents approximately 39.1% of the outstanding Common Stock as of the date hereof (Based upon 5,110,655 shares of Common Stock outstanding as of January 31, 2005, which is the sum of (i) 3,110,655 shares of Common Stock outstanding as of January 31, 2005, as reported in the Issuer’s Schedule 14C filed on March 11, 2005 and (ii) 2,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview).

(ii)
Crestview Partners. Crestview Partners is the beneficial owner of 2,000,000 shares of Common Stock (excluding shares the Common Stock Purchase Warrant that has a 9.9% beneficial ownership limitation as described above), which, to Crestview Partner’s knowledge, represents approximately 39.1% of the outstanding Common Stock as of the date hereof (Based upon 5,110,655 shares of Common Stock outstanding as of January 31, 2005, which is the sum of (i) 3,110,655 shares of Common Stock outstanding as of January 31, 2005, as reported in the Issuer’s Schedule 14C filed on March 11, 2005 and (ii) 2,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview).

(b)     As described in Item 5(a) above, solely by virtue of certain relationships, the Reporting Persons may be deemed to share voting control of the shares of Common Stock owned by the other Reporting Person, however, each Reporting Person disclaims beneficial ownership over shares owned by such other Reporting Person.

(c)             Except as set forth in Item 3 above, there have been no transactions in securities of the Issuer that were effected by the Reporting Person during the past sixty days.

(d)     Not applicable.

(e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between each Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

99.1     Joint Filing Agreement dated March 21, 2006

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2006

CRESTVIEW CAPITAL MASTER, LLC

/s/ Robert Hoyt
Name: Robert Hoyt
Title: Manager

CRESTVIEW CAPITAL PARTNERS, LLC

/s/ Robert Hoyt
Name: Robert Hoyt
Title: Manager